[redacted]

08027701

TEDSTATES
EXCHANGECOMMISSION
..ugton, D.C. 20549

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RECD S.E.C.
FEB 28 2008
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westminster Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Courthouse Plaza SW
(No. and Street)

Dayton	Ohio	45402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Broderick (937) 898-5010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Broderick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westminster Financial Securities, Inc, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

CHRISTY L. BELT, Notary Public
In and for the State of Ohio
My Commission Expires Oct 17, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

focused
experienced
responsive

WESTMINSTER FINANCIAL SECURITIES, INC.

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

Cohen
Fund Audit Services

WESTMINSTER FINANCIAL SECURITIES, INC.

DECEMBER 31, 2007

TABLE OF CONTENTS

Cohen Fund Audit Services
Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524
www.cohenfund.com
440.835.8500
440.835.1093 *fax*

SHAREHOLDER AND BOARD OF DIRECTORS
WESTMINSTER FINANCIAL SECURITIES, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Westminster Financial Securities, Inc. (the Company) as of December 31, 2007, and the related statements of income, changes in shareholder's equity, and cash flows for the period July 1, 2007, through December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westminster Financial Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the period July 1, 2007, through December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Fund Audit Services

February 26, 2008
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 1,083,579
Commissions receivable	19,600
Furniture and equipment - At cost - Less accumulated depreciation of $144,943	11,134
Other receivables	775,189
	$ 1,889,502

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 496,720
Commissions payable	324,385
Deferred revenue	640,000
	1,461,105
COMMITMENTS AND CONTINGENCIES	
SHAREHOLDER'S EQUITY	
Common stock; no par value, 1,000 shares authorized 500 shares issued and outstanding at stated value	50,000
Additional paid-in capital	233,250
Retained earnings	145,147
	428,397
	$ 1,889,502

The accompanying notes are an integral part of these financial statements

STATEMENT OF INCOME

PERIOD, JULY 1, 2007, THROUGH DECEMBER 31, 2007

REVENUE	
Commissions and fees	$ 3,667,611
Interest and dividends	23,486
Marketing and administrative fees	22,350
Other	203,781
	3,917,228
EXPENSES	
Commissions, employee compensation and benefits	2,724,883
Management fees	633,600
Clearance fees	116,537
Communications and data processing	7,722
Professional fees	96,537
Interest	114
Occupancy	7,887
Other	191,729
	3,779,009
INCOME BEFORE CREDIT FOR INCOME TAX	138,219
CREDIT FOR DEFERRED INCOME TAX	6,928
NET INCOME	$ 145,147

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

PERIOD JULY 1, 2007 THROUGH DECEMBER 31, 2007

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE – JULY 1, 2007	$ 50,000	$ 233,250	$ -	$ 283,250
NET INCOME			145,147	145,147
BALANCE – DECEMBER 31, 2007	$ 50,000	$ 233,250	$ 145,147	$ 428,397

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

PERIOD JULY 1, 2007 THROUGH DECEMBER 31, 2007

CASH FLOW USED IN OPERATING ACTIVITIES	
Net income	$ 145,147
Adjustments to reconcile net income to net cash used in operating activities	
Deferred income taxes	(6,928)
Depreciation	7,887
Increase (decrease) in cash resulting from changes in operating assets and liabilities	
Commissions receivable	25,827
Other receivables	(150,453)
Accounts payable and accrued expenses	34,199
Commissions payable	6,792
Deferred revenue	(160,000)
Net cash used in operating activities	(97,529)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(97,529)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	1,181,108
CASH AND CASH EQUIVALENTS – END OF PERIOD	$ 1,083,579
SUPPLEMENTAL CASH FLOW DISCLOSURE	
Interest paid	$ 114

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Westminster Financial Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and all 50 states, the District of Columbia, and Puerto Rico. The Company is a member of the Financial Industry Regulatory Authority (FINRA), engaged primarily in selling mutual funds and other securities. The Company is a wholly-owned subsidiary of Westminster Financial Companies, Inc. (the Parent). The Company is headquartered in Dayton, Ohio and has representatives located throughout the United States. Effective July 1, 2007, the Company was converted to an S corporation. Additionally, the Company's year end changed to December 31.

As a result of the conversion, the Company's deferred tax liability in the amount of $6,928 at June 30, 2007 was eliminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

At times during the period, the Company's cash accounts exceed the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Included in cash and cash equivalents is a restricted amount of $100,000 on deposit with the clearing brokerage firm.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Receivables and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Commissions receivable are stated at the amount billed. Payments of commissions receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables and Credit Policies (Continued)

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility. In the opinion of management, at December 31, 2007, all commissions were considered collectible and no allowance was necessary. There are no receivables older than 90 days at December 31, 2007.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur, which approximates trade date.

Depreciation

The Company uses the straight-line method of depreciation for furniture and equipment using estimated useful lives of three to ten years.

Income Taxes

The shareholder has consented to the Company's election to be an S corporation within the provisions of Section 1362(a) of the Internal Revenue Code, which provide that the income of the Company will be taxed directly to its shareholder. Accordingly, no provisions for Federal or state income taxes have been included in the accompanying financial statements.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

3. DEFERRED REVENUE

At December 31, 2007, deferred revenue consisted of revenue received for entering in a broker clearing agreement during 2006. The provisions of the broker clearing agreement provide that the Company would be obligated to repay a portion of the amount it received if the Company terminated its contract before the end of the contract term. Accordingly, the amount is being recognized in revenue annually over five years, beginning on the effective date of the contract, which was November 30, 2006.

NOTES TO THE FINANCIAL STATEMENTS

4. RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of Westminster Financial Companies, Inc. (the "Parent"). Westminster Financial Advisory Corporation ("Advisory") and Westminster Financial Agencies, Inc. ("Agencies") are also wholly-owned subsidiaries of the Parent. All three subsidiaries share common office space, equipment, personnel, and certain other operating expenses.

The Company incurs expenses on behalf of these related entities and is reimbursed on the basis of actual expenses incurred by the entities and on allocations based on management's utilization estimates. For the period ended December 31, 2007, the Company received the following reimbursements of expenses:

Parent	$ 355,968
Advisory	215,754
Agencies	35,257
	$ 606,979

In addition, the Company has a formal management agreement with the Parent. Total management fees paid to the Parent under this agreement for the period ended December 31, 2007, were $633,600.

As of the end of the period, the Parent owes $694,922, Advisory owes $23,889, and Agencies owes $5,158 to the Company. The receivables are unsecured and are included in other receivables on the statement of financial condition.

In 2007, the Parent signed a new lease on the Palm Beach office. The Parent is guaranteeing the payment of this lease. The lease agreement is through July 2008 in the amount of $5,779 per month.

5. LEASE COMMITMENTS

The Company leases office equipment under operating leases aggregating $794 per month with expiration dates through May 2012. Lease expense for the period ended December 31, 2007, totaled $4,764. Future minimum payments under all non-cancelable operating leases are as follows:

Year ending December 31,

2008	$ 9,528
2009	9,528
2010	9,528
2011	9,528
2012	3,970
	$ 42,082

NOTES TO THE FINANCIAL STATEMENTS

6. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(2)(iv), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of $258,803, which was $204,063 in excess of its required net capital of $54,740.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2007, the ratio was 3.17 to 1.

7. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Sections (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

8. PROFIT SHARING PLAN

The Company sponsors a discretionary profit sharing plan (the Plan) with employee deferral provisions for employees who meet certain eligibility requirements. There was no contribution to the Plan for the period ended December 31, 2007. The Company's policy is to fund contributions, if any, within the time requirements of the Internal Revenue Service.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTES TO THE FINANCIAL STATEMENTS

10. CONTINGENCIES

Litigation

At December 31, 2007, the Company was a defendant in two arbitration matters arising in the normal course of business. The matters under arbitration call for aggregate damages in excess of $200,000. Subsequent to December 31, 2007, one arbitration case was resolved resulting in a settlement against the Company in the amount of $94,750. The Company believes the other arbitration matter is without merit and, in the opinion of the Company, will not have a material effect on the Company's financial condition.

As of December 31, 2007, the Company has accrued an amount to cover settlement of any claims related to these matters.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2007

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

NET CAPITAL		
Total shareholder's equity from statement of financial condition		$ 428,397
Add: Allowable credits		
Deferred revenue		640,000
Less: Non-allowable assets		
Related party receivables	$ 723,969	
Unsecured receivables	51,220	
Furniture and equipment – Net	11,134	786,323
Other deductions		5,707
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		276,367
Haircuts on securities – Money market account		17,564
NET CAPITAL		$ 258,803
AGGREGATE INDEBTEDNESS		$ 821,105
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS		$ 54,740
MINIMUM REQUIRED NET CAPITAL		$ 50,000
NET CAPITAL REQUIREMENT		$ 54,740
EXCESS NET CAPITAL		$ 204,063
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		3.17 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2007, filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation follows:

	December 31, 2007
Net capital, as reported in Company's Form X-17a-5, Part IIA,	$ 286,804
Net adjustments to net capital	
Commissions receivable	(13,825)
Accounts payable and accrued expenses	(14,176)
Elimination of deferred tax liability	(6,928)
Other income	6,928
Net capital, as reported in Schedule I	$ 258,803

SCHEDULES II AND III -
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Sections (k)(2)(i) and (k)(2)(ii) of the Rule.

Cohen Fund Audit Services
Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524
www.cohenfund.com
440.835.8500
440.835.1093 *fax*

SHAREHOLDER AND BOARD OF DIRECTORS
WESTMINSTER FINANCIAL SECURITIES, INC.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

In planning and performing our audit of the financial statements and supplemental schedules of Westminster Financial Securities, Inc. (the Company) as of and for the period ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal controls.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen Fund Audit Services

February 26, 2008
Westlake, Ohio

END